UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 000-51302

MADISON TECHNOLOGIES INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	85-2151785
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

450 Park Avenue, 30th Floor New York, NY 10022	(212) 339-5888
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

240 Vaughan Drive, Suite 200

Alpharetta, GA 30009

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: April 23, 2021

MADISON TECHNOLOGIES INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

April 22, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF MADISON TECHNOLOGIES INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Madison Technologies Inc. and its wholly-owned subsidiary Sovryn Holdings, Inc., a Delaware corporation.

INTRODUCTION

This Information Statement is being mailed on or about April 23, 2021 to the holders of record at the close of business on April 22, 2021 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Madison Technologies, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to a change of control of the Company.

On February 16, 2021 (the “Closing Date”), the Company consummated the transactions contemplated by the Share Exchange Agreement (the “Share Exchange Agreement”) with Sovryn Holdings, Inc. (“Sovryn”) and the holders (the “Sovryn Shareholders”) of Sovryn’s issued and outstanding shares of common stock, par value $0.0001 per share (“Sovryn Common Shares”), pursuant to which the Shareholders exchanged 100% of the outstanding Sovryn Common Shares, for (i) 100 shares of series B preferred stock, par value $0.001 per share (“Series B Preferred Stock”), of the Company, which was transferred by Jeffrey Canouse, the Company’s controlling shareholder and existing Chief Executive Officer (the “Controlling Shareholder”), to the designee of Sovryn, and (ii) 1,000 shares of series E convertible preferred stock, par value $0.001 per share of Sovryn (“Series E Preferred Stock,” and together with Series B Preferred Stock, the “Preferred Exchange Shares,” and the foregoing exchange of Sovryn Common Shares for Preferred Exchange Shares being the “Equity Exchange”).

Immediately prior to the closing of, and as a condition to, the Share Exchange Agreement, the Company entered into a Share Transfer Agreement (the “Share Transfer Agreement”), pursuant to which the Controlling Shareholder transferred all of the shares of Series B Preferred Stock held by him to an entity controlled by Philip A. Falcone, the Company’s new Chief Executive Officer. The Series B Preferred Stock entitles the holder thereof to majority voting control of the Company by virtue of the 51% super voting rights attributed to the holder of the Series B Preferred Stock. The Controlling Shareholder owned all 100 Shares of Series B Preferred Stock, entitling him to 51% of the aggregate votes taken by shareholders of any class on all matters being voted upon.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The sole director of the Company prior to the closing of the Share Exchange Agreement was Jeffrey Canouse. Pursuant to the Share Exchange Agreement, Philip A. Falcone became a director upon closing of the Share Exchange Agreement and Warren Zenna will become a director of the Company on the 11th day after the mailing of this Information Statement.

The change in the Company’s Board of Directors is expected to occur ten days after transmission of this Information Statement to all holders of record of our Common Stock.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

As of the Record Date, our authorized capitalization consisted of 500,000,000 shares of Common Stock, of which 23,472,565 shares of Common Stock were issued and outstanding, 50,000,000 shares of preferred stock, par value $0.001 per share, of which 23,472,565 are issued and outstanding. Of the Preferred Stock that is outstanding, 100,000 shares have been designated as Series A Convertible Preferred Stock, of which 0 shares of Series A Convertible Preferred Stock were issued and outstanding, 100 shares has been designated as Series B Preferred Stock, of which 100 shares of Series B Preferred Stock were issued and outstanding, 10,000 shares have been designated as Series C Convertible Preferred Stock, of which 0 shares of Series C Convertible Preferred Stock were issued and outstanding, 230,000 shares has been designated as Series D Preferred Stock, of which 230,000 shares of Series D Preferred Stock were issued and outstanding,1,000 shares have been designated as Series E Convertible Preferred Stock, of which 1,000 shares of Series E Convertible Preferred Stock were issued and outstanding, 1,000 shares has been designated as Series F Preferred Stock, of which 1,000 shares of Series F Preferred Stock were issued and outstanding and 3,000 shares has been designated as Series G Preferred Stock, of which 0 shares of Series G Preferred Stock were issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock have no cumulative voting rights. They are entitled to share ratably in any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends. Holders of our common stock have no preemptive rights to purchase our common stock.

Series B Convertible Preferred Stock has the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. The shares of Series B Preferred Stock will carry a number of votes equal to 51% (representing majority voting power) of all voting shares of every class, including 51% of all of the issued and outstanding shares of common stock on the date of any shareholder vote, such that the holders of Series B Preferred Stock shall always possess the majority of voting rights, and shall always out vote all holders of Common Stock. Series D Preferred Stock and Series F Preferred Stock does not have voting rights. Series E Preferred Stock and Series G Preferred Stock shall vote on an as converted basis.

Stock Ownership of certain beneficial Owners and Management Before Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our Common Stock and Preferred Stock as of February 16, 2021, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of Common Stock beneficially owned by each person is determined under the rules of the SEC and the information in the following table is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner	Common Stock Beneficial Ownership	Percent of Class(2)	Series B Convertible Preferred Stock Beneficial Ownership	Percent of Class	Series E Convertible Preferred Stock Beneficial Ownership	Percent of Class
Named Executive Officers and Directors:
Jeffrey Canouse, Chairman and CEO	6,177,000	26.3%	100	-	-	-

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information provided in the table above is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of February 16, 2021, through the exercise of any stock option or other right. As of February 16, 2021, 23,472,565 shares of the Company’s common stock were outstanding.

Stock Ownership of Principal Owners and Management Following the Consummation of the Transaction

The following table sets forth certain information regarding beneficial ownership of our Common Stock and Preferred Stock as of February 16, 2021, assuming the Transaction was consummated on such date by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each director and each of our Named Executive Officers and (iii) all executive officers and directors as a group.

The number of shares of Common Stock beneficially owned by each person is determined under the rules of the SEC and the information in the following table is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the date hereof, through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with his or her spouse) with respect to the shares set forth in the following table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

Name and Address of Beneficial Owner	Common Stock Beneficial Ownership	Percent of Class(1)	Series B Convertible Preferred Stock Beneficial Ownership	Percent of Class(2)	Series E Convertible Preferred Stock Beneficial Ownership	Percent of Class(3)
Named Executive Officers and Directors:
Philip A. Falcone(4)	-	-	100	100%	800	80%
Warren Zenna	-	-	-	-	-	-
Jeffrey Canouse	6,177,000	26.3%	-	-	-	-
Henry Turner	-	-	-	-	-	-
All executive officers and directors as a group (four persons)	-	-	-	-	-	-

Other 5% Stockholders:
FFO 1 2021 Irrevocable Trust(5)	-	-	100	100%	400	40%
FFO 2 2021 Irrevocable Trust(5)	-	-	-	0	400	40%
KORR Value, LP(6)	-	-	-	-	200	20%

(1)	The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the information in the table above is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares of Common Stock that the individual has the right to acquire within 60 days of February 16, 2021, through the exercise of any stock option or other right.

(2)	Series B Convertible Preferred Stock has the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. The shares of Series B Preferred Stock will carry a number of votes equal to 51% (representing majority voting power) of all voting shares of every class, including 51% of all of the issued and outstanding shares of Common Stock on the date of any shareholder vote, such that the holders of Series B Preferred Stock shall always possess the majority of voting rights, and shall always out vote all holders of Common Stock.

(3)	The 1,000 shares of Series E Convertible Preferred Stock is convertible into a number of shares of Common Stock equal to 56.38% of our capital stock on a fully diluted basis on the date of conversion (approximately 2,305,000,000 shares of Common Stock as of the Closing Date), and is entitled to vote on an as converted basis until conversion.

(4)	Includes (i) 100 shares of Series B Preferred Stock held by FFO 1 2021 Irrevocable Trust, (ii) 400 shares of Series E Convertible Preferred Stock held by each of FFO 1 2021 Irrevocable Trust and FFO 2 2021 Irrevocable Trust. Mr. Falcone, as the trustee of each of FFO 1 2021 Irrevocable Trust and FFO 2 2021 Irrevocable Trust, has the sole voting and dispositive power over the shares held by each of FFO 1 2021 Irrevocable Trust and FFO 2 2021 Irrevocable Trust

(5)	Mr. Falcone, as the trustee of each of FFO 1 2021 Irrevocable Trust and FFO 2 2021 Irrevocable Trust, has the sole voting and dispositive power over the shares held by each of FFO 1 2021 Irrevocable Trust and FFO 2 2021 Irrevocable Trust. The address for each of FFO 1 2021 Irrevocable Trust and FFO 2 2021 Irrevocable Trust is c/o Harbinger Capital, 430 Park Avenue, 30th Floor, New York, NY 10022.

(6)	Kenneth Orr is the president of KORR Value, LP, and in such capacity, may be deemed to have voting and dispositive power with respect to such shares. KORR Value, LP and Mr. Orr disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein.

DIRECTORS AND EXECUTIVE OFFICERS

The Company’s Board of Directors has appointed Philip A. Falcone and Warren Zenna as new members of the Board of Directors to take effect ten days after transmission of this Information Statement to all holders of record of our common stock. Jeffrey Canouse has tendered his resignation as Chairman and Chief Executive Officer of the Company, and has been appointed by the Company’s Board of Directors to serve as the Company’s Chief Compliance Officer and Secretary. The Company’s Board of Directors appointed Henry Turner as the Company’s Chief Technology Officer and Chief Operating Officer. The Company’s Board of Directors also appointed Philip A. Falcone as the Company’s Chief Executive Officer and a Director.

Under the terms of the Share Exchange Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of two directors that shall be appointed by Sovryn, until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company’s Articles of Incorporation and Bylaws, as the case may be.

Directors and officers following the Asset Sale Transaction

Name	Position(s) with the Company
Philip A. Falcone	Chief Executive Officer and Director
Henry Turner	Chief Technology Officer and Chief Operating Officer
Jeffrey Canouse	Chief Compliance Officer and Secretary
Warren Zenna	Director

Philip A. Falcone

Mr. Falcone is the Chief Investment Officer and Chief Executive Officer of Harbinger Capital, and is the Chief Investment Officer of other Harbinger Capital-affiliated funds. Mr. Falcone co-founded the funds affiliated with Harbinger Capital in 2001.Mr. Falcone served as a director of HC2 Holdings, Inc. (NYSE: HCHC), a diversified holding company (“HC2”), from January 2014 until July 2020, as President and CEO of HC2 from May 2014 to June 2020 and as Chairman of the Board of HC2 from May 2014 until April 2020. Mr. Falcone served as a director, Chairman of the Board and Chief Executive Officer of HRG Group, Inc. (f/k/a Harbinger Group Inc., “HRG”) from July 2009 to November 2014. From July 2009 to July 2011, Mr. Falcone also served as the President of HRG. Mr. Falcone has over two decades of experience in leveraged finance, distressed debt and special situations. Prior to joining the predecessor of Harbinger Capital, Mr. Falcone served as Head of High Yield trading for Barclays Capital. From 1998 to 2000, he managed the Barclays High Yield and Distressed trading operations. Mr. Falcone held a similar position with Gleacher Natwest, Inc., from 1997 to 1998. Mr. Falcone began his career in 1985, trading high yield and distressed securities at Kidder, Peabody & Co. Mr. Falcone served as a member of the board of directors of Inseego Corp. (NASDAQ: INSG), a provider of intelligent wireless solutions for the worldwide mobile communications market from 1994 through August 2018, as its Chairman of the Board from May 2017 through August 2018, and as a member of its Audit Committee from June 2017 through August 2018. Mr. Falcone received an A.B. in Economics from Harvard University.

Henry Turner

Mr. Turner, COO and CTO, is a broadcast engineer and operations specialist with over 35 years of experience in the industry in many capacities including construction, maintenance and operation of broadcast stations. Most recently Mr. Turner was the COO and director of engineering at Hc2 Broadcasting, prior to that he was the director of engineering at Dallas based Daystar Television Network. Mr Turner is a graduate of the Texas A&M University system.

Jeffrey Canouse

Mr. Canouse has been a director since August 2020 and was our chief executive officer from August 2020 to February 2021. Mr. Canouse combines over twenty-three years of experience in financial senior management following a thirteen-year career as an Investment Banker. Previously, he had been involved in various companies in the investment industry holding positions including Vice President, Senior Vice President and Managing Director at J. P. Carey Inc., J.P. Carey Securities Inc. and JPC Capital a boutique (the “Carey Company’s”) investment banking firm that assisted in arranging over $2 billion in financing. During his time with the Carey Company’s Mr. Canouse was personally responsible for sourcing new corporate clients, presenting to institutional investors, structuring terms, and working with counsel for timely closings. From July 11, 2011 through the present day, Mr. Canouse has acted as Managing Member of Anvil Financial Management, LLC where he has offered his expertise to companies in need of restructuring, financing, debt settlement and compliance assistance. Mr. Canouse has also previously acted as Chief Executive Officer of two other publicly traded companies, where he oversaw acquisitions and restructuring amongst other duties in those roles.

Warren Zenna

Mr. Zenna, is the founder of Zenna Consulting Group a strategic advisory that develops and executes marketing strategies for B2B tech firms. Mr Zenna is currently a revenue and marketing consultant for companies looking for insights into developing sales, marketing and business growth strategies, he current clients include Equinox, DailyPay, EngageDBR, Semcasting and Advanced Contextual.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

Except as described below, neither of these appointees to our knowledge has been the subject of any bankruptcy petition filed by or against any business of which an appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

On September 16, 2013, the United States District Court for the Southern District of New York entered a final Judgment (the “Final Judgment”) approving a settlement between the SEC and Harbinger Capital, Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip A. Falcone (collectively, the “HCP Parties”), in connection with two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Mr. Falcone violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that Harbinger Capital and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by Harbinger Capital Partners Special Situations Fund, L.P. to Mr. Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment barred and enjoined Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization.” During the period of the bar, Mr. Falcone may remain associated with Harbinger Capital and certain other Harbinger Capital-related entities; provided that, during such time, Mr. Falcone’s association will be limited as set forth in the Final Judgment. The HCP Parties must take all actions reasonably necessary to expeditiously satisfy all redemption requests of investors in the Harbinger Capital-related funds, which may include the orderly disposition of Harbinger Capital-related fund assets. In addition, during the bar period, the HCP Parties and certain Harbinger Capital-related entities may not raise new capital or make capital calls from existing investors. The Final Judgment required the HCP Parties to pay disgorgement, prejudgment interest, and civil penalties totaling approximately $18 million. In addition, certain of the activities of the HCP Parties at the Harbinger Capital-related funds were subject to the oversight of an independent monitor for two years.

Additionally, on October 7, 2013, HRG, Fidelity & Guaranty Life (f/k/a, Harbinger F&G, LLC, “FGL”), a subsidiary of HRG Group, Inc. (f/k/a Harbinger Group Inc.., an entity in which Mr. Falcone use to serve as CEO and a director, “HRG”), Fidelity & Guaranty Life Insurance Company of New York (“FGL NY Insurance”), a subsidiary of FGL, and Mr. Falcone delivered a commitment (the “NYDFS Commitment”) to the New York State Department of Financial Services (“NYDFS”) pursuant to which Mr. Falcone agreed for a period of up to seven years that he will not, directly or indirectly, individually or through any person or entity, exercise control (within the meaning of New York Insurance Law Section 1501(a)(2)) over FGL NY Insurance or any other New York-licensed insurer. In connection with the NYDFS Commitment, neither Mr. Falcone nor any employee of Harbinger Capital, may (i) serve as a director or officer of FGL or (ii) be involved in making investment decisions for FGL’s portfolio of assets or any funds withheld account supporting credit for reinsurance for FGL. The NYDFS Commitment provides that: (i) Mr. Falcone may continue to own any direct or indirect interest in HRG and serve as an officer or director of HRG and (ii) HRG may continue to own any direct or indirect interest in FGL NY Insurance and any other New York-licensed insurer. Any other activities related solely to FGL (other than FGL NY Insurance) are not prohibited and HRG executives may continue to serve on FGL’s board of directors. In addition, in connection with its re-domestication to Iowa, on October 7, 2013, Fidelity & Guaranty Life Insurance Company (“FGL Insurance”), a subsidiary of FGL, agreed to the conditions set by the Iowa Insurance Commissioner that neither Mr. Falcone nor any employees of Harbinger Capital may serve as an officer or director of FGL Insurance or FGL (but FGL Insurance may request that the Iowa Insurance Division lift this restriction after five years) and neither Mr. Falcone nor Harbinger Capital will be involved in making investment decisions for FGL Insurance or any funds withheld account that supports credit for reinsurance for FGL Insurance for five years. Our Insurance Company is not licensed to operate in New York State, and does not currently operate in New York State; therefore, the ban does not apply to our Insurance Company.

In addition, Mr. Falcone is a named defendant in litigation in connection with certain personal financial matters. The Company understands that Mr. Falcone continues to vigorously pursue his defense in connection with these matters, which may be time consuming and may result in the loss of certain shares of his investment in the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

Code of Ethics

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller, or persons performing similar functions. A copy of the code of ethics was filed as an exhibit to our annual report on Form 10-K.

Corporate Governance

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the board, except to the extent governed by an employment agreement.

Committees of the Board

Our Board of Directors did not hold any formal meetings during the year ended December 31, 2020. All other proceedings of our Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our Bylaws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating or compensation committees or committees performing similar functions nor do we have a written nominating or compensation committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our Board of Directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. We do not currently have any specific or minimum criteria for the election of nominees to our Board of Directors and we do not have any specific process or procedure for evaluating such nominees. Our Board of Directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request to the address appearing on the first page of this Schedule 14f-1.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

● Forward the communication to the Director or Directors to whom it is addressed;

● Attempt to handle the inquiry directly; or

● Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board of Directors meeting or through the course of other communication, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

Audit Committee and Audit Committee Financial Expert

Madison does not have a separately-designated standing audit committee. Rather, Madison’s entire board of directors performs the required functions of an audit committee. Currently, Jeffrey Canouse is the only member of Madison’s audit committee, but he does not meet Madison’s independent requirements for an audit committee member.

Madison’s audit committee is responsible for: (1) selection and oversight of Madison’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Madison’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditor and any outside advisors engaged by the audit committee.

As of December 31, 2020, Madison did not have a written audit committee charter or similar document.

Madison has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Madison’s Board of Directors has determined that it does not presently need an audit committee financial expert on the Board of Directors to carry out the duties of the Audit Committee. Madison’s Board of Directors has determined that the cost of hiring a financial expert to act as a director of Madison and to be a member of the Audit Committee or otherwise perform Audit Committee functions outweighs the benefits of having a financial expert on the Audit Committee.

Nominating Committee

Madison does not have a standing nominating committee; recommendations for candidates to stand for election as directors are made by the board of directors. Madison has not adopted a policy that permits shareholders to recommend candidates for election as directors or a process for shareholders to send communications to the board of directors.

EXECUTIVE COMPENSATION

Madison has paid the following compensation to its named executive officers and managers during its fiscal year ended December 31, 2020.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compensation Earnings ($) (h)	All other compensation ($) (i)	Total ($) (j)
Phillip Falcone CEO February 2021- present	2020	nil	nil	nil	nil	nil	nil	nil	Nil

Henry Turner CTO and CFO February 2021 -present	2020	nil	nil	nil	nil	nil	nil	nil	Nil

Warren Zenna Director February 29021 - present	2020	nil	nil	nil	nil	nil	nil	nil	Nil

Jeffrey Canouse President July 2020 – February 2021 Director February 2021- to present	2020	34,000	nil	nil	nil	nil	nil	Nil	34,000

Stuart Sher Creative Manager July 2020 - present	2020	25,000	nil	nil	nil	nil	nil	nil	25,000

Walter Hoelzel Marketing Manager July 2020- present	2020	25,000	nil	nil	nil	nil	nil	nil	25,000

Joseph Gallo	2020	nil	nil	nil	nil	nil	nil	nil	nil
President	2018	nil	nil	nil	nil	nil	nil	nil	nil
Mar 2018 – July 20, 2020	2016	nil	nil	nil	nil	nil	nil	nil	nil

President
June 2007 – Sep 2014

Secretary/Treasurer
Sep 2011 – Sep 2014

President
Jan 2015 – Sep 2016

Secretary/Treasurer
Jan 2015 – Sep 2016

Since Madison’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Madison and any of its directors whereby such directors are compensated for any services provided as directors.

There are no employment agreements between Madison and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Madison or from a change in a named executive officer’s responsibilities following a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Since the beginning of Madison’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Madison was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Madison’s total assets at year-end for the last three completed fiscal years.

Promoters and control persons

From July 2004 until June 2007, Kevin Stunder and Joel Haskins were promoters of Madison’s business. From June 2007 until July 2011, Joseph Gallo and Steven Cozine were promoters of Madison’s business. From July 2011 until September 2014 Joseph Gallo was the promoter of Madison’s business. From September 2014 until November 2014 Mr. Brent Inzer was the promoter of Madison’s business. From November 2014 until January 2015 Mr. Frank McEnulty was the promoter of Madison’s business. From January 2015 until September 2016 Mr. Joseph Gallo was the promoter of Madison’s business. From September 2016 until March 2018 Mr. Thomas Brady was the promoter of Madison’s business. Since March 3, 2018 until his resignation from all officer and director positions effective following the filing of our 10-Q for the period ending June 30, 2020, on August 14, 2020, Joseph Gallo was the promoter of Madison’s business. Since the resignation of Mr. Gallo, Jeffrey Canouse would be considered a promoter of Madison’s business. None of these promoters have received anything of value from Madison nor is any person entitled to receive anything of value from Madison for services provided as a promoter of the business of Madison.

Review, Approval and Ratification of Related Party Transactions

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

MADISON TECHNOLOGIES INC.

Dated: April 23, 2021

By:	/s/ Philip A. Falcone
Philip A. Falcone
Chief Executive Officer

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